MENTOR CAPITAL CONSULTANTS, INC.
                         4940 Pearl East Circle  Suite 104
                               Boulder, CO  80301
                                 (303) 444-7755


April 2, 2001

Mr. Chris Windsor
Division of Corporation Finance
Mail Stop 4-8
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549-0408

    Re: Mentor Capital Consultants, Inc. (formerly IPO Investors Network, Inc.)
        Registration Statement on Form SB-2
        File No. 333-57066

Dear Mr. Windsor:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request that the Commission permit the immediate withdrawal of the registration statement of Mentor Capital Consultants, Inc., formerly IPO Investors Network, Inc. (the "Company"), on Form SB-2 ("Registration Statement"), as initially filed electronically on March 15, 2001 (File No. 333-57066).

Since the filing of its Registration Statement, the Company has engaged additional securities and marketing consultants. Upon the recommendation of such advisors, the Company has decided to withdraw its registration statement and revise its business strategy.

This will confirm that no offers or sales of securities have been made in connection with the Company's proposed initial public offering.

Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

                                                 Very Truly Yours,

                                           MENTOR CAPITAL CONSULTANTS, INC.

                                                /S/ Michael Bissonnette

                                            Michael Bissonnette, President